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Exhibit 11.1

Soligen Technologies, Inc.

Computation of Net Loss Per Share

	Fiscal Year Ended March 31,
	2001	2000
Weighted average number of common shares	36,473,000	33,827,000
Net loss before beneficial conversion	$(1,119,000)	$(909,000)
Net loss available to common stockholders	$(1,711,000)	$(1,048,000)
Net loss per share (basic and diluted)	$(0.05)	$(0.03)

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  Exhibit 11.1